CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
JUNE 30, 2008, 2007 and 2006

(Expressed in United States Dollars, unless otherwise stated)

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

AUDITORS' REPORT

To the Shareholders of Farallon Resources Ltd.

We have audited the consolidated balance sheets of Farallon Resources Ltd. (the “Company") as at June 30, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 22, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

September 22, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Farallon Resources Ltd.

We have audited Farallon Resources Ltd.’s (the Company) internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

The Board of Directors and Stockholders
Farallon Resources Ltd.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have conducted our audits of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Our report dated September 22, 2008, expressed an unqualified opinion on those financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

September 22, 2008

2

FARALLON RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	June 30	June 30
	2008	2007

ASSETS

Current assets
Cash and equivalents	$30,438,712	$58,112,576
Amounts receivable	14,389,346	1,428,872
Construction advance payments, prepaids and deposits (note 5)	7,965,285	2,661,807
Inventory	89,569	51,169
Receivable from related party (note 13)	–	22,484
	52,882,912	62,276,908

Prepaid financing cost	–	900,000
Property, plant and equipment (note 6)	105,637,272	12,696,269

	$158,520,184	$75,873,177

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$18,774,674	$4,488,082
Convertible promissory note (note 7)	3,680,689	–
Payable to related party (note 13)	1,453,746	–
	23,909,109	4,488,082

Silver Wheaton deposit (note 10)	65,000,000	–
Site closure and reclamation obligation (note 8)	1,275,000	51,000

Shareholders' equity
Share capital (note 12)	187,622,977	145,514,632
Convertible promissory note - conversion right (note 7)	60,221	–
Warrants	3,706,095	2,456,000
Contributed surplus (note 12 (e))	5,592,582	4,053,662
Deficit	(128,645,800)	(80,690,199)
	68,336,075	71,334,095
Nature of operations (note 1)
Commitments (note 6, 7 and 8)
Contingencies (note 11)
Subsequent events (note 7, 10 and 16)

	$158,520,184	$75,873,177

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

/s/ J.R.H. (Dick) Whittington	/s/ Ronald Thiessen

JRH (Dick) Whittington	Ronald Thiessen
Director	Chairman

FARALLON RESOURCES LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in United States Dollars, unless otherwise stated)

	Years ended June 30
	2008	2007	2006
Expenses (income)
Accretion of reclamation obligation	$4,000	$–	$–
Asset retirement obligation additional disturbance	–	51,000	–
Exploration (see schedule of exploration expenses)	34,131,537	14,599,727	8,976,730
Financing fees	3,960,871	–	–
Foreign exchange gain	(2,494,289)	(3,669,903)	(812,696)
Interest income	(1,259,792)	(1,533,056)	(313,389)
Interest expense	235,193	4,897	6,935
Legal, audit and accounting	3,947,571	1,755,011	858,372
Office and administration	5,914,087	2,247,347	1,628,325
Shareholder communication	485,078	320,223	663,410
Stock-based compensation - exploration (note 12(c))	405,922	905,299	386,553
Stock-based compensation - office and administration (note 12(c))	1,635,298	1,596,900	646,715
Travel and conferences	990,125	583,415	416,058
Loss and comprehensive loss for the year	$47,955,601	$16,860,860	$12,457,013

Basic and diluted loss per share	$0.15	$0.10	$0.12

Weighted average number of common shares outstanding	311,376,555	172,363,147	102,328,852

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars, unless otherwise stated)

	Years ended June 30
	2008	2007	2006

Operating activities
Loss for the year	$(47,955,601)	$(16,860,860)	$(12,457,013)
Items not involving cash
Amortization included in exploration expenses	2,258,902	477,660	133,502
Accretion of reclamation obligation	4,000	–	–
Asset retirement obligation additional disturbance	–	51,000	–
Interest accretion on convertible debt	12,877	–	–
Stock-based compensation	2,041,220	2,502,199	1,033,268
Unrealized foreign exchange gain	(2,593,043)	(3,481,125)	(768,852)
Financing fees	2,012,000	(900,000)	–
Changes in non-cash working capital
Amounts receivable	(12,960,474)	(782,650)	(10,708)
Inventory	(38,400)	–	–
Construction advance payments, prepaids and deposits	(5,303,478)	(2,661,807)	–
Accounts payable and accrued liabilities	14,286,592	3,803,610	76,899
Balances receivable from (payable to) related parties	1,476,230	68,565	(206,072)
Cash used in operating activities	(46,759,175)	(17,783,408)	(12,198,976)

Investing activities
Purchase of property, plant and equipment	(93,979,905)	(3,908,521)	(51,459)
Cash used in investing activities	(93,979,905)	(3,908,521)	(51,459)

Financing activities
Silver Wheaton deposit (note 10)	65,000,000	–	–
Common shares issued for cash, net of issue costs	41,744,140	70,860,733	2,982,030
Convertible promissory note	3,826,787	–	–
Cash received from financing activity	110,570,927	70,860,733	2,982,030

Foreign exchange gain on cash held in foreign currrency	2,494,289	3,481,125	768,852
Increase (decrease) in cash and equivalents	(27,673,864)	52,649,929	(8,499,553)
Cash and equivalents, beginning of year	58,112,576	5,462,647	13,962,200

Cash and equivalents, end of year	$30,438,712	$58,112,576	$5,462,647

Supplemental cash flow information
Income taxes paid	$–	$–	$–
Interest paid	161,636	4,897	6,897
Interest received	1,259,792	1,533,056	313,149

Non-cash financing items
Warrants issued pursuant to offering (note 9)	$419,000	$2,456,000	$–
Fair value of warrants transferred to share
capital on warrants exercised	$280,905	$–	$–
Fair value of stock options transferred to share
capital on options exercised from contributed surplus	$502,300	$26,965	$300,363

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in United States Dollars, unless otherwise stated)

		Year ended		Year ended		Year ended
		June 30, 2008		June 30, 2007		June 30, 2006

Share capital	Number of shares		Number of shares		Number of shares
Balance at beginning of the year	284,723,668	$145,514,632	105,822,331	$77,082,934	99,244,985	$73,800,541
Share purchase options exercised at Cdn$0.52 per share	–	–	15,000	6,876	–	–
Share purchase options exercised at Cdn$0.58 per share	2,125,000	1,165,933	5,000	2,649	15,000	7,734
Share purchase options exercised at Cdn$0.60 per share	–	–	–	–	125,000	66,668
Share purchase options exercised at Cdn$0.63 per share	30,000	18,759	–	–	–	–
Share purchase options exercised at Cdn$0.65 per share	–	–	–	–	125,000	81,556
Share purchase options exercised at Cdn$0.70 per share	–	–	–	–	745,000	449,999
Share purchase options exercised at Cdn$0.74 per share	140,000	102,814	26,337	17,800	65,500	41,954
Share purchase warrants exercised at Cdn$0.50 per share	1,098,000	544,448	–	–	5,501,846	2,334,119
Share purchase warrants exercised at Cdn$0.60 per share	11,687,500	6,908,518	105,000	57,540	–	–
Share purchase warrants exercised at Cdn$0.70 per share	12,021,900	8,323,843	–	–	–	–
Private placements, November 2006, net of issue costs note (12 (b) i))	–	–	18,750,000	6,290,650	–	–
Prospectus financing, December 2006, net of issue costs note (12 (b) ii))	–	–	160,000,000	62,029,218	–	–
Private placement, January 2008, net of issue costs (note 12 (b) iii))	8,214,286	4,909,573	–	–	–	–
Prospectus financing, January 2008, net of issue costs (note 12 (b) iv))	30,652,000	19,351,252	–	–	–	–
Fair value of stock options allocated to shares issued on exercise (note 12 (c))	–	502,300	–	26,965	–	300,363
Fair value of warrants allocated to shares issued on exercise (note 12 (d))	–	280,905	–	–	–	–
Balance at end of the year	350,692,354	$187,622,977	284,723,668	$145,514,632	105,822,331	$77,082,934

Convertible promissory note
Balance at beginning of the year		–		–		–
Conversion right (note 7)		60,221		–		–
Balance at end of the year		$60,221		$–		$–

Warrants
Balance at beginning of the year		2,456,000		–		–
Warrants issued to agents pursuant to March 2007 financing (note 12 (b) (ii))		–		2,456,000		–
Warrants issued to agents pursuant to January 2008 financing (note 12 (b) (iv))		419,000		–		–
Warrants issued pursuant to Bridge Facility Loan (note 9)		996,000		–		–
Warrants issued pursuant to Bridge Facility Loan - issue to Societe General (note 9)		116,000		–		–
Warrants exercised fair value transferred to share capital		(280,905)		–		–
Balance at end of the year		$3,706,095		$2,456,000		$–

Contributed surplus
Balance at beginning of the year		4,053,662		1,578,428		845,523
Stock-based compensation (note 12 (c))		2,041,220		2,502,199		1,033,268
Fair value of stock options allocated to shares issued on exercise		(502,300)		(26,965)		(300,363)
Balance at end of the year		$5,592,582		$4,053,662		$1,578,428

Deficit
Balance at beginning of the year		(80,690,199)		(63,829,339)		(51,372,326)
Loss for the year		(47,955,601)		(16,860,860)		(12,457,013)
Balance at end of the year		$(128,645,800)		$(80,690,199)		$(63,829,339)

TOTAL SHAREHOLDERS' EQUITY		$68,336,075		$71,334,095		$14,832,023

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in United States Dollars, unless otherwise stated)

	Years ended June 30
Campo Morado Property	2008	2007	2006
Exploration expenses incurred during the year
Assays and analysis	$473,719	$126,720	$285,610
Amortization	2,258,902	477,660	133,502
Drilling	5,886,435	2,699,378	3,309,505
Engineering	9,006	1,580,630	2,488,725
Geological	1,218,957	1,149,927	1,117,627
Site activities	3,857,674	2,156,702	1,433,551
Transportation	962,731	227,223	208,210
Subtotal	14,667,424	8,418,240	8,976,730

G9 expenses incurred during the year
Project management	2,324,926	597,952	–
Labor	7,460,828	–	–
Underground mine	1,244,478	1,279,525	–
Decline expenditures and supplies installed	8,433,881	952,183	–
Site activities	–	3,351,827	–
Subtotal	19,464,113	6,181,487	–

Total exploration and G9 expenses, end of year	34,131,537	14,599,727	8,976,730
Non-cash stock-based compensation (note 12 (c))	405,922	905,299	386,553
Exploration and G9 expenses, including stock-based
compensation, incurred during the year	34,537,459	15,505,026	9,363,283
Cumulative exploration and G9 expenses, beginning of year	62,107,725	46,602,699	37,239,416
Cumulative exploration and G9 expenses, end of year	$96,645,184	$62,107,725	$46,602,699

Cumulative exploration expenses consists of:
Cumulative cash expenditures	$94,242,736	$60,111,199	$45,511,472
Cumulative non-cash stock-based compensation	2,402,448	1,996,526	1,091,227
	$96,645,184	$62,107,725	$46,602,699

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Farallon Resources Ltd. (the “Company” or “Farallon”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of mineral properties. Its principal mineral property interest, the Campo Morado Property, is located in Guerrero State, Mexico.

The Company is in the process of exploring and developing its mineral property interest and has not yet determined whether its mineral property interest contains mineral reserves that are economically recoverable as determined by an independent feasibility study. The Company is focused on the development of the G-9 polymetallic deposit (“G9”), one of five known deposits on its Campo Morado Property. During the year-ended June 30, 2008, the Company utilized a parallel-track strategy for the development of the G-9 deposit and related mining operations, meaning that certain costs incurred during fiscal 2008 relate to the construction of project infrastructure. These costs are being incurred as if the feasibility of mining operations has been determined by the Company and a positive production decision has been made. The Company expects to complete construction and commence commercial production in fiscal 2009. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for property, plant and equipment are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the deposits at Campo Morado, re- confirmation (note 11) of the Company’s title to the mineral property interest, and on future profitable production or proceeds from the disposition of the mineral property interest.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue, other than interest income. The ability of the Company to carry out its planned business objectives is dependent on the ability to raise adequate financing from lenders, shareholders and other investors (see note 16) and/or generate operating profitability and positive cashflow. There can be no assurances that the Company will continue to obtain additional financial resources necessary and/or capability to achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. These consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including Farallon Minera Mexicana, S.A. DE C.V., its operating subsidiary in Mexico. All material intercompany balances and transactions have been eliminated.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of amounts held in business and current accounts with the Company’s bankers all of which are readily convertible to known amounts of cash. At June 30, 2008, of the $30,438,712 (2007 – $58,112,576) cash and cash equivalents held by the Company, $2,440 were (Cdn$2,488) held in Canadian-dollar-denominated cash and equivalents (2007 – $26,230,713 (Cdn$27,946,201)).

(b)	Property, plant and equipment

Buildings and equipment are stated at cost less accumulated amortization. Amortization, which is included in exploration expenses in the statement of operations, is provided on a straight-line basis at various rates ranging from 10% to 25% per annum representing the estimated useful lives of the related property, plant and equipment.

The amounts shown for property, plant and equipment includes costs incurred to date for construction in progress (note 6) relating to the mill, tailings dam, mine camp and land improvements. Construction in progress amounts are not available for use and therefore have not been amortized.

(c)	Mineral property interest

Exploration and development expenditures incurred prior to the determination of the feasibility of mining operations and administrative expenditures are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to such determination and to increase or to extend the life of existing production, are capitalized and amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

The amount shown for mineral property interests represents acquisition costs incurred to date and does not necessarily reflect present or future values.

(d)	Long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset with expected future net cash flows to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment is recognized in the amount by which the carrying amount exceeds the fair value of the asset.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

(e)	Asset retirement obligations

The Company recognizes the fair value of a liability associated with statutory, contractual or legal obligations in the year in which it is incurred and when a reasonable estimate of the fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. To the extent that the asset retirement obligation was created due to exploration activities, the amount capitalized is reduced immediately by a charge to exploration expenses for the same amount.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation and related long-lived asset.

(f)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash or in a business combination are valued at the quoted price on the stock exchange on the date the shares are issued.

(g)	Stock-based compensation

The Company has a share purchase option compensation plan which is described in note 12(c). The Company records all stock-based payments using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related contributed surplus is transferred to share capital.

(h)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

(i)	Foreign currency translation

All of the Company’s foreign operations are integrated. The Company’s functional currency is the United States dollar.

Monetary assets and liabilities of the Company and its integrated foreign subsidiaries are translated into United States dollars at exchange rates in effect at the balance sheet date. Non- monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains and losses on translation are recorded in the statement of operations.

(j)	Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the year.

Diluted loss per share is the same as basic loss per share as the effect of the outstanding options and warrants would be anti-dilutive. As at June 30, 2008, there were 12,911,000 (2007 – 10,218,500) share purchase options and 87,631,720 (2006 – 108,350,000) share purchase warrants outstanding (notes 12 (c) and (d)).

(k)	Segment disclosures

The Company operates in a single segment, being the exploration and development of mineral properties in Mexico as disclosed in note 15.

(l)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the recoverability of property, plant and equipment, impairment of mineral property interests, the determination of reclamation obligations and obligations under legal claims, and the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from these estimates.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

(m)	Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

4.	ADOPTION OF NEW ACCOUNTING POLICIES

Effective July 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments and requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to July 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss). Prior period financial statements have not been restated.

All financial instruments are classified into one of the following categories: held for trading, held- to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in the statement of operation.

•

Available-for-sale financial assets are measured at fair value. Changes in fair values of available-for-sale financial assets are included in other comprehensive income (loss) until the gain or loss is recognized in the statement of operation when the asset is sold or deemed to be permanently impaired.

•

Held for trading financial instruments are measured at fair value. All gains and losses are included in the statement of operation in the period in which they arise. All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in the statement of operation in the period in which they arise, except for hedge transactions which qualify for hedge

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

accounting treatment in which case gains and losses are recognized in accumulated other comprehensive income (loss).

(b) Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c) Section 1530 – Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net loss to be presented in other “comprehensive loss” until it is considered appropriate to recognize into net loss. This standard requires the presentation of comprehensive loss, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive loss is presented as a new category in shareholders’ equity. At June 30, 2008, the Company had no accumulated other comprehensive loss and for year ended June 30, 2008, comprehensive loss equals loss.

(d) Section 1506 – Accounting Changes

This standard revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard had no effect on the financial statements presented.

(e) Accounting Standards Issued But Not Yet Effective

(i) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods beginning on July 1, 2008.

(ii) Financial Instruments – Disclosure and Presentation (Section 3862 and 3863)

These standards replace CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation". They expand current disclosure requirements in order to enable users of financial statements to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures relating to fair value. In addition, disclosure is required of qualitative and quantitative information regarding exposure to risks arising from financial instruments, including specified

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

minimum disclosures of credit risk, liquidity risk and market risk. The quantitative disclosures must provide information on the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for its interim and annual periods beginning on July 1, 2008. The Company expects that its financial statements disclosures will be expanded to incorporate the new additional requirements.

(iii) Amendments to Section 1400 – Going Concern

CICA Handbook Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for the Company’s interim and annual financial statements for the fiscal years beginning on July 1, 2008.

The Company does not anticipate any material adjustments to the financial statements on adoption of these new Standards except for the additional disclosures as noted above.

(iv) International Financial Reporting Standards ("IFRS")

In 2006, the Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS. The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of July 1, 2011 will require the restatement of comparative amounts reported by the Company for the year ending June 30, 2011. While the Company has begun assessing the adoption of IFRS for 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

5.	CONSTRUCTION ADVANCES, PREPAIDS AND DEPOSITS

	June 30, 2008	June 30, 2007
Construction advances	$1,943,781	$490,625
Prepaid expenses	5,804,600	2,171,182
Deposits	216,904	–
	$7,965,285	$2,661,807

6.	PROPERTY, PLANT AND EQUIPMENT

		Accumulated
June 30, 2008	Cost	amortization	Net book value
Land and improvements	$8,920,624	$–	$8,920,624
Buildings	573,259	415,847	157,412
Site equipment	39,367,876	2,614,024	36,753,852
Furniture and office equipment	473,169	146,581	326,588
Vehicles	1,721,989	463,128	1,258,861
Construction in progress	48,036,808	–	48,036,808
Asset retirement costs	1,220,000	–	1,220,000
Mineral property interest (a)	8,963,127	–	8,963,127
	$109,276,852	$3,639,580	$105,637,272

		Accumulated
June 30, 2007	Cost	amortization	Net book value
Buildings	$440,201	$400,912	$39,289
Site equipment	3,842,629	692,711	3,149,918
Furniture and office equipment	171,678	96,820	74,858
Vehicles	659,312	190,235	469,077
Mineral property interest (a)	8,963,127	–	8,963,127
	$14,076,947	$1,380,678	$12,696,269

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

(a) Campo Morado Property

On October 15, 1995, the Company entered into an option agreement to earn a 100% interest in the Campo Morado and La Alina concessions, owned by Minera Summit de Mexico, S.A. de C.V. (“Minera Summit”), a private Mexican company. The two concessions, now covering approximately 5,742 hectares, are located in Guerrero State, Mexico, approximately 160 kilometres southwest of Mexico City and 155 kilometres north of Acapulco. To earn its interest (which was earned during fiscal 1997), the Company issued a total of 750,000 common shares to Minera Summit, made payments totalling $1,235,388 to Minera Summit, and completed a staged exploration program on the property of a minimum of $1,825,000 ($14,700,000 pesos). Upon the completion of a positive feasibility study, the Company will be required to issue up to an additional 750,000 shares to Minera Summit based on a sliding scale of net recoverable gold- equivalent ounces, as identified by the feasibility study, between 1 and 6 million ounces.

On January 10, 1997, title to the Campo Morado and La Alina concessions was conveyed to the Company and registered in the Mexican Public Registry of Mining. The Consejo de Recursos Minerales (Council for Mineral Resources), a decentralized entity with independent legal capacity under the Mexican Federal Ministry of Energy, Mines and Government Industry, has released in full all bonding it had required to guarantee property work obligations, but a performance deposit of $300,000 held by Minera Summit has not yet been returned to the Company. The Company is investigating various alternatives to recover these funds.

The Company also acquired by location or purchase, an additional 5,821 hectares of concessions contiguous to the above two concessions, including $150,000 spent during fiscal 2000 to acquire the La Trinidad concession, bringing the Company's land holdings at Campo Morado to approximately 11,563 hectares.

Title to mineral concessions held by the Company has been granted by the regulatory authorities in Mexico. In order to maintain these mineral concessions in good standing, the Company is required to pay taxes and mining duties, which are up to date, and to carry out annual assessment work, which costs are included within exploration expenses.

7.	CONVERTIBLE PROMISSORY NOTE

On May 12, 2008, the Company issued to two arm’s length investors (the “Lenders”), convertible promissory notes of the Company (the “Notes”) totaling $3.7 million. Subsequent to June 30, 2008, on September 17, 2008, the Notes were repaid with a cash payment totaling $3.7 million.

The Notes were backed by 6,304,600 warrants of the Company (the “Warrants”) with an expiry date of November 17, 2008 (the "Expiry Date"). If the Warrants were exercised on or before the Expiry Date, the Notes would have been repayable from the proceeds. If the Notes had not been repaid by the Expiry Date, the Lenders had the option to be paid in cash or receive common shares of the Company.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

The Notes were non-interest bearing. However, the Company was obligated to pay the Lenders a loan bonus fee equal to 1% of the outstanding principal amount of the Notes. In conjunction with the repayment of the Notes, on September 17, 2008 $0.1 million was paid to settle this obligation.

For accounting purposes, the Notes contained both a liability component and an equity component, being the Lenders conversion rights, which have been separately presented on the consolidated balance sheets. The Company allocated the face value of the Notes to the liability and equity components. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the Notes, if no conversion rights are attached, from the face value of the principal of the Notes. The fair value of the liability component was determined by discounting the stream of future payments of loan bonus fees and principal at the estimated prevailing market rate of 15.74% for a comparable debt instrument that excluded any conversion privilege by the holder. The residual carrying value of the Notes was to be accreted to the redemption value of the Notes to the first redemption date of the Notes based on an effective annual interest rate of 1%. For the year ended June 30, 2008, accretion relating to the liability totaled $12,877 (2007 – $Nil).

The continuity of the convertible notes was as follows:

Present value of convertible promissory notes at issuance	$3,766,566
Accretion, net of interest, for the year	12,877
Foreign exchange	(98,754)
Balance, June 30, 2008	3,680,689
Conversion right	60,221
Convertible notes and conversion right	$3,740,910

8.	SITE CLOSURE AND RECLAMATION OBLIGATION

The provision for site closure and reclamation costs related to the Campo Morado Property is as follows:

Balance, June 30, 2007	$51,000
Changes during the year:
Accretion expense	4,000
Asset retirement obligation additional disturbance	1,220,000
Site closure and reclamation obligations, June 30, 2008	$1,275,000

The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 5.26% (2007 – 3.3%) per year, in 2016 dollars, is $3,705,826 (2007 – $100,000). The obligation has been revised by the Company due to additional disturbance during the year ended June 30, 2008. The reclamation work is expected to be spent over a period of approximately two years beginning 2016 and is estimated at $2,470,000 (2007 – $100,000). The Company’s credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 15.74% (2007 – 8.9%) which results in a net present value of $1,275,000 (2007 – $51,000).

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

9.	LOAN FACILITIES

Balance, beginning of year	$–
Advances made under Bridge Facility – May 2008	11,775,475
Less: Prepaid financing fees and insurance	(2,063,048)
Less: Fair value of warrants issued	(1,112,000)
Less: Legal and due diligence fees	(785,823)
Less: Bridge Facility principal re-payments	(11,775,475)
Financing costs (see statement of operations)	3,960,871
Balance, end of year	$–

In 2007, the Company appointed NM Rothschild & Sons Limited ("Rothschild") as the lead arranger for a consortium of financial institutions, for a debt financing package for the development of the G9 deposit at the Company’s Campo Morado property. The package comprised of an initial $20 million bridge facility to be followed by a refinancing and development facility of $70 million. The bridge facility loan agreement was finalized by both parties in October 2007.

The Company paid $900,000 in fees and incurred debt insurance costs of $1,013,048 as a result of the financing. Financing costs relating to the issuance of debt was included in the carrying value of the bridge facility loan.

In conjunction with the bridge facility loan agreement, the Company issued 2,000,000 share purchase warrants to the agents (“Agent Warrants”) exercisable at Cdn$0.50 per common share, expiring on April 12, 2012. The Agent Warrants vest and are exercisable upon the initial drawdown of the bridge facility loan, which occurred on March 20, 2008. These Agent Warrants have been recorded at an estimated fair value of $996,000 (using expected volatility of 66%, risk free interest rate of 4%, dividends of nil and expected life of approximately 4 years) and capitalized as a debt issuance cost.

In April 2008, Societe Generale joined the consortium to the bridge facility, increasing the funds available under the bridge facility to $30 million. The transaction also involved the issuance of 250,000 warrants to Societe Generale (the “SG Warrants). The SG Warrants vested on April 18, 2008 and are exercisable at $0.94 per common share, expiring on April 18, 2013. The SG Warrants have been recorded at an estimated fair value of $116,000 using expected volatility of 74%, risk free interest rate of 4%, dividends of nil and expected life of approximately 5 years and capitalized as a debt issuance cost.

The bridge facility loan bore interest at LIBOR plus 6% per annum based on 30 day LIBOR rates. The bridge facility loan was secured by all the Company’s equipment.

On May 21, 2008, the Company repaid the bridge facility loan and the “mandate letter” with Rothschild was allowed to expire on June 30, 2008. The Refinance and Development facility was also terminated.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

10.	SILVER WHEATON DEPOSIT

On May 13, 2008, the Company announced it had entered into an arrangement (the “Arrangement”) with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”) to sell 75% of the silver to be produced from the Campo Morado Project. At June 30, 2008, the Company had received $65 million from Silver Wheaton as part of a refundable deposit (the “Deposit”) totalling $80 million, with the remaining $15 million received subsequent to June 30, 2008. Upon delivery of the silver, Silver Wheaton will also pay Farallon a fixed price payment per ounce of silver produced equal to the lesser of $3.90 and the spot price at the time of sale (subject to a 1% annual adjustment starting in the third year of silver production).

Under terms of the Arrangement, the unpaid amount of the Deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the difference between the spot price of silver and the $3.90 per ounce fixed price and multiplied by the total ounces of silver delivered to Silver Wheaton. If at the end of the initial 40–year term of the Arrangement, the Deposit has not been reduced to nil, the Company will refund the outstanding portion of the Deposit to Silver Wheaton. The Company will default on the Deposit if it does not achieve an average of 1,050 tonnes of ore per day for 30 days, before March 31, 2009. In the event of default, Silver Wheaton has the right to demand repayment of the remaining amount of the Deposit.

As security for the performance in full of all of the obligations of the Company in favour of Silver Wheaton, the Deposit has been secured by a first-ranking security in the mining properties and the Campo Morado mining lots. In addition Silver Wheaton has first-ranking interests in all share capital of the Company’s Mexican subsidiaries, internal silver purchase and deposit agreements and mortgages.

11.	CONTINGENCIES

(a)	Mineral Property Interests – Campo Morado

The Company’s 100%-owned Campo Morado ownership rights have been challenged and successfully defended by the Company in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits, primarily initiated by David Hermiston, relating to ownership of the Campo Morado property. Legal actions, heard in British Columbia and Nevada in 1998 and 1999 and 2001, were decided in the Company’s favour. In the Mexican action, Mr Hermiston failed to prove his unfounded allegations.

In the Nevada action, the Company was awarded a money judgment of $646,991 against the plaintiffs. The Company continues to seek the recovery of the default monetary judgement,, the claim value of which is now in excess of US$1 million. Due to uncertainty as to the ultimate collection, no amounts receivable have been recorded in the Company’s consolidated financial statements.

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In June 2007, the civil court in Mexico City dismissed the case and awarded

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

costs to Farallon. In early August 2007, Mr Hermiston appealed this judgment, but the appeal court in Mexico City dismissed the appeal. In March 2008, Hermiston filed an appeal in Mexico to have this ruling reviewed. The Company is currently awaiting a final judgment on this case.

(b)	Wiltz Investment S.A. vs. Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. On November 6, 2007 the Second District Court of the Fifth Circuit in Hermosillo issued a ruling declaring that Wiltz had not proven its allegations and that there was no justification to rescind the option agreement between Minera Summit and Farallon referenced above. Wiltz appealed the ruling, but the appeal was denied. Wiltz then filed an appeal in Mexico to have this ruling reviewed and on August 26, 2008 the Second Collegiate Court from Sonora granted the appeal for the effects of reviewing, once again the file by the First Unitary Court. The said court rendered a new judgment on September 9, 2008 confirming the ruling issued by the Second District Court.

(c)	Legal services agreement

During the year ended June 30, 2005, the Company entered into legal services agreements which obligate the Company to certain legal expenditures, depending on the outcome of various legal proceedings. As at June 30, 2008, the Company had approximately $480,000 (2007 - $600,000) remaining legal fees to be paid in accordance with the terms of the legal service agreement.

12.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value.

(b)	Issued and outstanding common shares

(i)

In November 2006, the Company completed a private placement of 18,750,000 units at Cdn$0.40 per unit for gross proceeds of approximately $6,675,000. Each unit comprised one common share and one common share purchase warrant, exercisable into one additional common share at an exercise price of Cdn$0.60 until November 17, 2008 (note 12(d)). The Company incurred share issue costs of approximately $375,000 for net proceeds of approximately $6,300,000.

(ii)

In December 2006, the Company completed an equity offering of 160 million subscription receipts at Cdn$0.50 per subscription receipt for gross proceeds of $69 million (Cdn$80 million). Each subscription receipt entitled the holder to acquire one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one additional common share at an exercise price of Cdn$0.70 until December 21, 2008 subject to acceleration under certain conditions (note 12(d)).

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

The Company paid the agents a commission of $4.1 million (Cdn$4.8 million) and all of the agents’ expenses. The agents also received 9.6 million compensation options (“Warrants”), with each Warrant exercisable into one common share in Farallon at an exercise price of Cdn$0.50 until December 21, 2008 (note 12(d)). The Warrants were recorded at an estimated fair value of $2,456,000 (using expected volatility of 68%, risk free interest rate of 4%, dividends of nil, an exercise price of Cdn$0.63 and expected remaining life of approximately 2 years).

(iii)

In January, 2008, the Company completed a private placement of 8,214,286 common shares at Cdn$0.70 per share for gross proceeds of $5,731,959. The Company incurred share issue costs of approximately $822,000 for net proceeds of approximately $4,909,573.

(iv)

In January 2008, the Company completed a public offering of 30,652,000 common shares at Cdn$0.70 per share for gross proceeds of $21,388,942. The Company paid the agents a commission of $2.2 million (Cdn$2.1 million) and all of the agents’ expenses. The agents also received 1,839,120 compensation options (“Warrants”), with each warrant exercisable into one common share in Farallon at an exercise price of Cdn$0.70 per share until January 15, 2010 (note 12(d)). The Warrants have been recorded at an estimated fair value of $419,000 (using expected volatility of 65%, risk free interest rate of 4%, dividends of nil, an exercise price of Cdn$0.70 and expected remaining life of approximately 2 years).

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan (the “Plan”) approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The Plan is based on a maximum number of eligible shares equalling a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the Plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Options may have a term of up to ten years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death. Vesting of options is at the discretion of the Board at the time the options are granted.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

The continuity of the number of share purchase options for the year ended June 30, 2008 is as follows:

	Exercise	June 30			Expired or	June 30
Expiry date	price	2007	Granted	Exercised	cancelled	2008
September 28, 2007	Cdn$0.58	2,125,000	–	(2,125,000)	–	–
February 29, 2008	Cdn$0.74	180,000	–	(140,000)	(40,000)	–
March 31, 2009	Cdn$0.63	597,000	–	(5,000)	(40,500)	551,500
March 31, 2009	Cdn$0.80	1,006,500	–	–	(107,500)	899,000
March 31, 2009	Cdn$0.89	40,000	–	–	–	40,000
May 31, 2009	Cdn$0.63	50,000	–	–	–	50,000
August 24, 2009	Cdn$0.63	–	1,232,500	(25,000)	(25,000)	1,182,500
March 31, 2011	Cdn$1.00	2,450,000	–	–	–	2,450,000
April 25, 2011	Cdn$0.76	–	1,153,000	–	–	1,153,000
May 09, 2011	Cdn$0.74	–	115,000	–	–	115,000
March 31, 2012	Cdn$0.63	3,770,000	–	–	–	3,770,000
December 31, 2012	Cdn$0.70	–	1,275,000	–	(75,000)	1,200,000
January 16, 2013	Cdn$0.67	–	300,000	–	–	300,000
February 19, 2013	Cdn$0.79	–	150,000	–	–	150,000
February 21, 2013	Cdn$0.78	–	725,000	–	–	725,000
June 19, 2013	Cdn$0.79	–	325,000	–	–	325,000
		10,218,500	5,275,500	(2,295,000)	(288,000)	12,911,000

Weighted average exercise price		Cdn$0.73	Cdn$0.72	Cdn$0.59	Cdn$0.73	Cdn$0.75

As at June 30, 2008, 8,233,973 of these options, with a weighted average exercise price of Cdn$0.75 had vested and were exercisable. The weighted average fair value of options granted as determined under the Black-Scholes option pricing model during the year ended June 30, 2008 was $0.43 (2007 – $0.37) .

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

The continuity of the number of share purchase options for the year ended June 30, 2007 is as follows:

	Exercise	June 30			Expired or	June 30
Expiry date	price	2006	Granted	Exercised	cancelled	2007
June 1, 2007	Cdn$0.60	50,000	–	–	(50,000)	–
June 22, 2007	Cdn$0.60	220,000	–	(105,000)	(115,000)	–
June 22, 2007	Cdn$0.74	260,000	–	(26,337)	(233,663)	–
September 28, 2007	Cdn$0.58	2,130,000	–	(5,000)	–	2,125,000
December 14, 2007	Cdn$0.52	15,000	–	(15,000)	–	–
February 29, 2008	Cdn$0.74	215,000	–	–	(35,000)	180,000
March 31, 2009	Cdn$0.63	–	622,000	–	(25,000)	597,000
March 31, 2009	Cdn$0.80	1,051,500	–	–	(45,000)	1,006,500
March 31, 2009	Cdn$0.89	40,000	–	–	–	40,000
May 31, 2009	Cdn$0.63	–	50,000	–	–	50,000
March 31, 2011	Cdn$1.00	2,450,000	–	–	–	2,450,000
March 31, 2012	Cdn$0.63	–	3,770,000	–	–	3,770,000
		6,431,500	4,442,000	(151,337)	(503,663)	10,218,500

Weighted average exercise price		Cdn$0.79	Cdn$0.63	Cdn$0.62	Cdn$0.69	Cdn$0.73

As at June 30, 2007, 4,797,750 of these options, with a weighted average exercise price of Cdn$0.77 had vested and were exercisable. The weighted average fair value of options granted during the year ended June 30, 2007 was US$0.37 (2006 – US$0.29) .

The continuity of the number of share purchase options for the year ended June 30, 2006 was as follows:

	Exercise	June 30			Expired or	June 30
Expiry date	price	2005	Granted	Exercised	cancelled	2006
February 8, 2006	Cdn$0.74	50,500	–	(50,500)	–	–
June 21, 2006	Cdn$0.60	415,000	–	(105,000)	(310,000)	–
June 21, 2006	Cdn$0.65	195,000	–	(125,000)	(70,000)	–
June 21, 2006	Cdn$0.70	1,767,500	–	(745,000)	(1,022,500)	–
June 1, 2007	Cdn$0.60	50,000	–	–	–	50,000
June 22, 2007	Cdn$0.60	240,000	–	(20,000)	–	220,000
June 22, 2007	Cdn$0.74	275,000	–	(15,000)	–	260,000
September 28, 2007	Cdn$0.58	–	2,165,000	(15,000)	(20,000)	2,130,000
December 14, 2007	Cdn$0.52	–	135,000	–	(120,000)	15,000
February 29, 2008	Cdn$0.74	–	215,000	–	–	215,000
March 31, 2009	Cdn$0.80	–	1,051,500	–	–	1,051,500
March 31, 2009	Cdn$0.89	–	40,000	–	–	40,000
March 31, 2011	Cdn$1.00	–	2,450,000	–	–	2,450,000
		2,993,000	6,056,500	(1,075,500)	(1,542,500)	6,431,500

Weighted average exercise price		Cdn$0.68	Cdn$0.79	Cdn$0.68	Cdn$0.66	Cdn$0.79

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

As at June 30, 2006, 3,981,185 of these options, with a weighted average exercise price of Cdn$0.71 had vested and were exercisable. The weighted average fair value of options granted during the year ended June 30, 2006 was US$0.29 (2005 – US$0.24) .

The exercise prices of all share purchase options granted during the years ended June 30, 2008, 2007 and 2006 were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the years ended June 30, 2008, 2007 and 2006 have been reflected in the consolidated statements of operations as follows:

	Year ended June 30
	2008	2007	2006
Exploration	$405,922	$905,299	$386,553
Office and administration	1,635,298	1,596,900	646,715
Total compensation cost recognized in
operations and credited to contributed surplus	$2,041,220	$2,502,199	$1,033,268

The assumptions used to estimate the fair value of options granted during the respective periods were:

	2008	2007	2006
Risk free interest rate	4.00%	4.00%	3.65%
Expected life	3.59 years	4.49 years	3.23 years
Expected vesting terms	0 – 12 months	0 – 12 months	0 – 12 months
Expected volatility	73%	84%	74%
Expected dividends	nil	nil	nil

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

(d)	Share purchase warrants

The continuity of the number of share purchase warrants (each exercisable into one common share) for the period ended June 30, 2008 is:

	Exercise	June 30				June 30
Expiry date	price	2007	Issued	Exercised	Expired	2008
November 17, 2008
(note 12 (b)(i))	Cdn$0.60	18,750,000	–	(11,687,500)	–	7,062,500
December 21, 2008
(note 12(b)(ii))	Cdn$0.50	9,600,000	–	(1,098,000)	–	8,502,000
December 21, 2008
(note 12(b)(ii))	Cdn$0.70	80,000,000	–	(12,021,900)	–	67,978,100
January 15, 2010
(note 12(b)(iv))	Cdn$0.70	–	1,839,120	–	–	1,839,120
April 12, 2012
(note 9)	Cdn$0.50	–	2,000,000	–	–	2,000,000
April 18, 2013
(note 9)	Cdn$0.94	–	250,000	–	–	250,000
		108,350,000	4,089,120	(24,807,400)	–	87,631,720

Weighted average exercise price		Cdn$ 0.66	Cdn$ 0.62	Cdn$ 0.64	–	Cdn$ 0.67

The continuity of the number of share purchase warrants (each exercisable into one common share) for the year ended June 30, 2007 is:

	Exercise	June 30				June 30
Expiry date	price	2006	Issued	Exercised	Expired	2007
December 17, 2006	Cdn$1.02	28,571,877	–	–	(28,571,877)	–
November 17, 2008
(note 12 (b)(i))	Cdn$0.60	–	18,750,000	–	–	18,750,000
December 21, 2008
(note 12(b)(ii))	Cdn$0.50	–	9,600,000	–	–	9,600,000
December 21, 2008
(note 12(b)(ii))	Cdn$0.70	–	80,000,000	–	–	80,000,000
		28,571,877	108,350,000	–	(28,571,877)	108,350,000

Weighted average exercise price		Cdn$ 1.02	Cdn$ 0.66	–	Cdn$ 1.02	Cdn$ 0.66

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

The continuity of the number of share purchase warrants (each exercisable into one common share) for the year ended June 30, 2006 was:

	Exercise	June 30				June 30
Expiry date	Price	2005	Issued	Exercised	Expired	2006
December. 31, 2005	Cdn$0.50	7,031,636	–	(5,501,846)	(1,529,790)	–
December. 17, 2006	Cdn$0.80/$1.02	28,571,877	–	–	–	28,571,877
		35,603,513	–	(5,501,846)	(1,529,790)	28,571,877

Weighted average exercise price		Cdn$0.74	–	Cdn$0.50	Cdn$0.50	Cdn$1.02

(e)	Contributed surplus

Balance, June 30, 2005	845,523
Changes during 2006
Non-cash stock-based compensation (note 12(c))	1,033,268
Fair-value of stock options allocated to shares issued on exercise	(300,363)
Balance, June 30, 2006	1,578,428
Changes during 2007
Non-cash stock-based compensation (note 12(c))	2,502,199
Fair-value of stock options allocated to shares issued on exercise	(26,965)
Balance, June 30, 2007	$4,053,662
Changes during 2008
Non-cash stock-based compensation (note 12(c))	2,041,220
Fair-value of stock options allocated to shares issued on exercise	(502,300)
Balance, June 30, 2008	$5,592,582

13.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at June 30
Balances receivable from (payable to) a related party	2008	2007
Hunter Dickinson Services Inc. (a)	$(1,453,746)	$22,484

	Year ended June 30
Reimbursements for third party expenses and
services rendered	2008	2007	2006
Hunter Dickinson Services Inc. and subsidiaries (a)	$12,235,481	$4,833,727	$3,936,758
Hunter Dickinson Group Inc. (b)	–	–	2,658
CEC Engineering Ltd. (c)	–	17,976	862

(a)

Hunter Dickinson Services Inc. (“HDSI”) is private company owned equally by several public companies, one of which is Farallon, and has certain directors in common with the Company. HDSI and its subsidiaries, Prestadora de Servicios Campo Morado, SA de CV, Tecnicos HD de Mexico, SA de CV, and Servicios HD de Mexico, SA de CV, are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)	Hunter Dickinson Group Inc. is a private company with certain directors in common with the Company that provides consulting services to the Company on a full cost recovery basis.

(c)	CEC Engineering Ltd. is a private company controlled by a director that provides engineering and project management services to the Company based on the fair market value of those services.

14.	INCOME TAXES

The significant components of the Company’s future tax asset (liability) are approximately as follows:

	June 30	June 30
	2008	2007
Future income tax assets:
Loss carry-forwards	$3,696,000	$2,039,000
Mineral property interests	10,930,000	4,539,000
Buildings and equipment	789,000	387,000
Accrued liabilities	770,000	–
Asset retirement obligation	357,000	–
Financing fees	1,449,000	1,415,000
Valuation allowance	(17,991,000)	(8,380,000)
Net future income tax asset (liability)	$–	$–

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	June 30	June 30
	2008	2007
Combined Canadian federal and provincial statutory rate	32.81%	34.12%

Income tax at statutory rates	$(15,734,000)	$(5,753,000)
Valuation allowance	9,611,000	3,281,000
Permanent differences	1,785,000	856,000
Non-deductible items	1,519,000	733,000
Losses expired	–	400,000
Foreign tax differential	2,220,000	610,000
Change in future tax rate	622,000	–
Other	(23,000)	(127,000)
	$–	$–

At June 30, 2008, the Company has non-capital losses carried forward for Canadian income tax purposes totalling approximately Cdn$14.5 million (2007 – Cdn$6.8 million), expiring in various periods from 2009 to 2028. The Company also has net operating loss carry-forwards and resource deductions totalling approximately $48.0 million (2007 – $28.8 million) for Mexican

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

income tax purposes which are currently being substantiated, and if not utilized to reduce Mexican taxable income in future periods, will expire in various periods through 2018.

15.	SEGMENT DISCLOSURES

The Company considers itself to operate in a single reportable operating segment, being exploration and development of mineral properties. Geographic segment disclosures are as follows:

	For the year ended June 30
	2008	2007	2006

Loss for the year
Canada	$12,276,781	$6,914,658	$6,587,346
Mexico	35,323,028	9,946,202	5,869,667
Barbados	355,792	–	–
Total	$47,955,601	$16,860,860	$12,457,013

	As at June 30
Assets	2008	2007
Canada
Current assets	$738,009	$57,387,528
Property, Plant and equipment	102,989	6,323
Mexico
Current assets	52,101,871	5,789,380
Property, Plant and equipment	105,534,283	12,689,946
Barbados
Current assets	43,032	–
Total	$158,520,184	$75,873,177

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

16.	SUBSEQUENT EVENT

In September 2008, the Company announced it had raised $23.6 million through a private placement of units (the “Units”) arranged by Paradigm Capital Inc. (the “Agent”) Each Unit consists of a Cdn$100,000 promissory note (“Note”) plus 8,000 Farallon common shares (aggregate 2,000,000 shares). Fees paid to the Agent totalled $1.4 million. The Notes are six- month promissory notes bearing interest at 15% per annum and secured by mining equipment. The maturity date can be extended for a further six months through an issuance of another tranche of shares having the same aggregate value as the initial tranche of shares but with reference to the prevailing market price of the shares at the time of the extension. The Notes contain customary debt covenants as well as early maturity requirements in the event of a change of control of Farallon or a material asset disposal. The offering closed on September 9, 2008.